Exhibit 99.10
Dell Incorporated
Moderator: Robert Williams
08-16-10/7:15 a.m. CT
Confirmation # 93778141

Dell Incorporated
Moderator: Robert Williams
August 16, 2010
7:15 a.m. CT
Operator:	Good morning, and welcome to the Dell-3PAR analyst call. I’d like to inform all participants, this call is being recorded at the request of Dell. This broadcast is a copyrighted property of Dell, Incorporated. Any rebroadcast of this information in whole or part without the prior written permission of Dell, Incorporated, is prohibited.

As a reminder, Dell is also simulcasting this presentation with slides at www.dell.com. Later, we will conduct a question-and-answer session. If you have a question, simply press star, then one on your telephone keypad at any time during the presentation.

I’d like to turn the call over to Rob Williams, Director of Investor Relations. Mr. Williams, you may begin.

Rob Williams:	Thank you, Darlene.

Good morning, and thanks for joining us on short notice. We’re pleased to announce that Dell and 3PAR have reached a definitive agreement for Dell to acquire 3PAR. With me today are Brad Anderson, senior vice president of Dell’s Enterprise Product Group, David Scott, CEO of 3PAR, Steve Schuckenbrock, president of Dell’s Large Enterprise business, and Dave Johnson, SVP of strategy at Dell.

We have posted our webdeck on dell.com, and we released a blog post on DellShares. I encourage you to review these materials for additional perspective. Additional information about the transaction, the participants,

Dell Incorporated
Moderator: Robert Williams
08-16-10/7:15 a.m. CT
Confirmation # 93778141

and the risks associated with this transaction will be included in the SEC filings of Dell and 3PAR.

Next, I’d like to remind you that all statements made during this call that relate to future results and events are forward-looking statements that are based on our current expectations. Actual results and events could differ materially from those projected in the forward-looking statements because of a number of risks and uncertainties which are discussed in our annual and quarterly SEC filings and in the cautionary statement contained in our press release and on our Web site. We assume no obligation to update our forward-looking statements.

The planned tender offer has not commenced. This presentation is not an offer to buy or the solicitation of an offer to sell securities. At the time the tender offer is commenced, Dell will file a tender offer statement with the SEC, and 3PAR will file a solicitation recommendation statement. These documents, which will be available at the SEC’s website, will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer.

Turning to slide three, today’s call will focus on the high-level rationale for the combination. Following my comments, Brad and David will share their views. Then we will all take Q&A.

As I mentioned at the start of the call, Dell and 3PAR have reached a definitive agreement for Dell to acquire 3PAR for $18 per share. The transaction is valued at approximately $1.15 billion net of 3PAR’s cash. The boards of both companies have unanimously approved this transaction.

We’ve also reached retention agreements with 3PAR’s senior leadership team, and 3PAR’s team members will report into Dell’s enterprise product group and sales segments. We intend to fund the transaction with cash, and pending regulatory approval, we anticipate closing the transaction at the end of this fiscal year. When synergies are considered, we anticipate the transaction will be accretive to Dell’s non-GAAP earnings in fiscal 2012.

Dell Incorporated
Moderator: Robert Williams
08-16-10/7:15 a.m. CT
Confirmation # 93778141

Turning to slide four, we’re very excited about this combination. 3PAR is a leader in storage solutions for cloud environments and further advances our efforts to help customers capitalize on the virtual era with the goal of reducing overall data center management costs by 50 percent. 3PAR enhances Dell’s position in cloud-based storage applications, has industry-leading technology, and improves Dell’s profitability in the large and growing mid- to high-end SAN segment.

3PAR’s revenue has grown at a compound annual rate of 50 percent over the last five years and brings $200 million in revenue. The 50 percent gross margin is in line with or greater than other leading storage providers and is consistent with the higher-margin storage offerings that we have added to our business over the past two years.

3PAR’s revenue is built on strong intellectual property, a compelling value proposition, and solid customer relationships with nearly 80 percent of revenue coming from recurring sales, and we believe Dell’s scale will drive greater deployment and penetration of 3PAR’s products.

With that, I’d like to turn it over to Brad.

Brad Anderson:	Thank you, Rob.

Good morning, everyone, if you’d turn to slide five. Let me just start by saying we’re excited to be with you today to share our plans to acquire 3PAR. As we discussed with you at our analyst meeting in June, storage is a key area for our customers and for our enterprise strategy. Over the last few years, we have transformed our storage business from that of being a reseller to being an industry leader with a very differentiated set of storage solutions and capabilities.

In the fastest-growing iSCSI segment, we are, in fact, the industry leader, with over a 38 percent share with our EqualLogic solutions. We have continued to invest in our storage capabilities organically, with new innovative products like the Dell DX Object Storage Platform for content-aware archiving, and inorganically with the acquisition of Exanet and Ocarina Networks.

Dell Incorporated
Moderator: Robert Williams
08-16-10/7:15 a.m. CT
Confirmation # 93778141

3PAR is another step in that direction. It’s a natural extension of Dell’s recent acquisition strategy and adds additional muscle to our intelligent data management solutions. We believe 3PAR is the architecture of choice for delivering storage for the cloud and has been the leader in developing a new category of disk arrays called utility storage that are designed to be the storage foundation for utility computing and cloud architectures.

The emergence of software as a service, infrastructure as a service, social networking, and cloud computing business models increases the need for storage platforms that scale capacity and performance efficiently for massive throughput in a multi-tenant environment. 3PAR is the leader in scalable utility storage solutions for the cloud. 3PAR’s innovative combination of hardware and software, intellectual property deliver unmatched performance and scalability and is the utility storage solution chosen by seven of the world’s top 10 revenue-generating managed service providers.

If you move to slide six, so why is 3PAR right for Dell? Simply put, this acquisition brings together 3PAR’s architectural advantage technology for the cloud and Dell’s ability to deploy, scale and grow the asset. 3PAR enhances Dell’s position and fast-growing utility storage, critical to public and private cloud applications.

Additionally, 3PAR is perfectly aligned with Dell’s commitment to open, capable and affordable solutions that reduces customers’ total cost of ownership. Trinity, like EqualLogic, is a peer-scaling architecture that provides superior performance, utilization, and scalability. And, Trinity also...

Steve Schuckenbrock:	3PAR.

Brad Anderson:	And, Trinity also has — 3PAR has also focused on making ease of deployment operations and management a design priority. As a result, 3PAR products have the ability to lower administration and management costs by 90 percent and reduce capacity, power, cooling, and floor space by up to 75 percent.

Finally, 3PAR improves Dell’s profitability in the large-growing midrange and high-end fibre channel SAN segment and is highly accretive to both margins and growth.

Dell Incorporated
Moderator: Robert Williams
08-16-10/7:15 a.m. CT
Confirmation # 93778141

Moving to slide seven, where does 3PAR fit into the Dell storage portfolio? We have made three storage acquisitions this year, Exanet, Ocarina Networks, and now 3PAR. We have made three storage acquisitions — we are focused on delivering our customers the most efficient enterprise solutions available and have been adding intellectual property to deliver the solutions customers require. We’ve been focused on cloud, iSCSI, dedupe, and unified storage.

Today’s acquisition of 3PAR moves Dell up the SAN tier to offer a choice of midrange and high-end storage solutions to our customers, requiring utility storage in highly virtualized server environments.

We purchased Exanet to provide cluster file system capability and hope to launch a high-performance scalable NAS solution later this year on top of our EqualLogic line. We bought Ocarina Networks to offer content-aware dedupe at the block and file level. We believe dedupe will occur at every point in the data center, and this application is fundamental to our goal to deliver intelligent management over a unified environment.

These acquisitions complement Dell’s product offerings and further position Dell with leading innovative products and customer choice at every storage tier from DAS to fibre SAN storage.

Now, let me turn it over to David for a couple comments.

David Scott:	Thanks, Brad.

And if you move to slide eight, we’re really excited about this new stage in 3PAR’s growth. For a long time, we believed in the power of our technology and its ability to significantly change storage costs. We were the first to move towards utility storage for cloud computing, and we believe that our (back architecture) is competitively advantaged.

If you look at 3PAR and Dell as two parts coming together, this is a pretty powerful combination. At 3PAR, we don’t typically lose deals based on technology. We deliver high performance, high scalability, high density, and high utilization.

Dell Incorporated
Moderator: Robert Williams
08-16-10/7:15 a.m. CT
Confirmation # 93778141

Our systems manage themselves from dynamic load balancing to remote service. All this results in a lower total cost of ownership and a great value proposition for our customers, but there is still a tremendous room for growth. Only 20 percent of sales come from outside the United States, and nearly 80 percent of our revenues come from repeat customers.

Now, if you couple our technology with Dell’s enterprise capabilities, its number-one position in x86 servers, cloud infrastructure, and iSCSI storage, then Dell and 3PAR are positioned well to grow together. And having seen Dell’s success with EqualLogic, we have confidence Dell can help 3PAR reach the same levels of success.

Dell grew EqualLogic revenues from around $100 million to over $800 million run-rate business in merely three years. This success came as a result of listening to customer needs, sales training, expanding channels of distribution, and providing scale that EqualLogic needed. 3PAR will benefit in exactly the same way.

The acquisition combines 3PAR’s leadership in storage for public and private cloud computing with Dell’s scale, size and sales distribution to grow 3PAR faster and across more verticals. We look forward to working together.

I’ll turn it back over to Brad for some closing remarks.

Brad Anderson:	Thank you, David.

Let me wrap up by summarizing the key takeaways for this acquisition. Dell is building and acquiring IP in areas where customers’ needs are growing the fastest, services, cloud, iSCSI, dedupe, and unified storage. 3PAR is the leader in providing utility storage solutions for cloud computing. 3PAR’s architectural advantage delivers unmatched performance and scalability for the cloud. 3PAR brings the preferred architecture for utility computing where customer needs and business models are rapidly shifting.

Dell Incorporated
Moderator: Robert Williams
08-16-10/7:15 a.m. CT
Confirmation # 93778141

Dell’s scale will drive greater deployment and penetration of 3PAR’s products. And lastly, 3PAR fits perfectly with Dell’s commitment to open, capable, and affordable solutions that deliver value and lower total cost of ownership.

With that, I want to thank you for joining us today, and turn it back to Rob.

Rob Williams:	Thanks, Brad. Let’s go ahead and open it up for questions with Brad, David, Steve and Dave. As a reminder, please limit your questions to one, with one follow-up. Darlene?

Operator:	Ladies and gentlemen, we will now begin the question-and-answer portion of today’s call. If you have a question, please press star, one on your telephone keypad. You will be announced prior to asking your question. If you would like to withdraw your question, press the pound key.

One moment, please, for the first question.

We’ll take our first question from Aaron Rakers with Stifel Nicolaus.

Aaron Rakers:	Yes, thanks, guys. My question, first of all, is going to be, when you look at slide seven, obviously you lay out where 3PAR fits into the portfolio. And it looks like there is a little bit of overlap. I think you guys continue to have some reseller business of the Symmetrix platform for EMC, and then also that F-Class product, overlapping somewhat with the EqualLogic product, as well as some of the CLARiiON platform stuff.

So I’d like to understand a little bit about how this might change the relationship with EMC, considering those overlaps. And then if I can, I guess I’ll just get back in queue for a follow-up.

Rob Williams:	Great. Thanks, Aaron. Brad, you want to take that one?

Brad Anderson:	Sure. I mean, our plans will be continuing to offer EMC. EMC, we’ve had a 10-year relationship. They are a very important storage provider, and they will continue to be an important part of our line-up. And so we will continue to offer the Dell-EMC CLARiiON products, as well as their dedupe and NAS

Dell Incorporated
Moderator: Robert Williams
08-16-10/7:15 a.m. CT
Confirmation # 93778141

capabilities, and provide customers the choice of the Dell-EMC products, as well as the new 3PAR products.

The 3PAR products in general sit above where we sell Dell-EMC CLARiiON today, so we think we’re going to be providing customers a wonderful choice of outstanding technology in both of those areas.

Steve Schuckenbrock:	Yes, this is Steve Schuckenbrock. We do very little, actually, on Symmetrix; 80 percent of what we do is not overlapped between the 3PAR and EqualLogic assets and what we — and the business we do with EMC.

It’s important to us and to EMC that we focus on what’s in the best interest of the customer. We have 24,000 customers in common that we work together with and we intend to respect the customer’s right to choice and help them make the best storage decisions for their business.

Aaron Rakers:	Thank you.

Rob Williams:	Thanks. Next question?

Operator:	Your next question comes from the line of Kevin Hunt with Hapoalim Securities.

Kevin Hunt:	Hi, thank you. My question would be regarding other — any other bidders that were involved here — I imagine it might have been some other people that might have been interested in buying 3PAR, and should we view this as sort of a completely done deal? Or could someone else sort of emerge here?

Rob Williams:	Yes, this is Rob. We’re obviously very excited about the combination and the opportunities that it’s created with the combination of Dell and 3PAR. Beyond that, we wouldn’t comment on any other activities related to the transaction. It wouldn’t be appropriate.

Kevin Hunt:	OK. But you do expect it to close this year?

Rob Williams:	Correct. Pending regulatory approval, we expect the transaction to close by the end of the current calendar year.

Dell Incorporated
Moderator: Robert Williams
08-16-10/7:15 a.m. CT
Confirmation # 93778141

Kevin Hunt:	OK, thanks. And actually, one other follow-up. Can you just tell me — following up on Aaron’s question there about — what’s the official sort of date of the EMC relationship? I know that was renewed fairly recently, but when does that come up for renewal again?

Rob Williams:	Sure. Go ahead, Brad.

Brad Anderson:	Yes, the EMC relationship is an evergreen relationship, so it automatically renews every year for another three years, or as the year ends, so it’s a rolling three-year relationship.

Kevin Hunt:	Thank you.

Rob Williams:	Thanks, Kevin.

Operator:	Your next question comes from the line of Jayson Noland with Robert Baird.

Jayson Noland:	Thank you. I guess two questions. The first is, are you committed to custom silicone across the 3PAR portfolio?

Brad Anderson:	Well, let me just say, we think the 3PAR architecture is extremely advantaged, and we have no plans to change it. And, in fact, our plans are to continue and expand our investment into the 3PAR technology. We think it is the preferred platform of service providers and cloud platforms. And we’re looking at how to accelerate that and expand it.

Jayson Noland:	OK, thank you. And last question from me. Do you feel like you have everything you need in storage from a hardware perspective?

Brad Anderson:	We’ve been pretty clear that there’s a number of technologies on storage that are hugely important to us. This is one of those. We will continue to look for opportunities to expand our portfolio, particularly as it relates to unified storage, data management, and technologies like that.

Jayson Noland:	OK. Thanks a lot, gentlemen.

Operator:	Your next question comes from the line of Keith Bachman with Bank of Montreal.

Dell Incorporated
Moderator: Robert Williams
08-16-10/7:15 a.m. CT
Confirmation # 93778141

Keith Bachman:	Hi. Thank you. I wanted to go back, if I could, to the EMC. In the past, I understand that you haven’t really — you’ve been back or defocusing on the Symmetrix part of the product line, which has enabled you to sell CLARiiON in a mutually beneficial way, but now moreover you’re actually — 3PAR is targeted against the Symmetrix product line. And so when you’re out there selling an asset that you now hold, how is this — I would think that this is going to negatively impact the relationship, even at the CLARiiON line.

How is this beneficial to EMC? And is there a risk that EMC will, in fact, pull the CLARiiON from Dell?

Rob Williams:	Steve, you want to take that one?

Steve Schuckenbrock:	Yes, I’ll take that one. I mean, first of all, the 3PAR products, that does very much compete in the same space as the Symmetrix product line does, and we intend to take the 3PAR product line to market. To your point, we have not been selling or focusing on the sale of Symmetrix for quite some time now. And so, you know, there’s not a lot of sales overlap in that space from our perspective as we sit here today.

You know, the vast majority of the business that we do with — as a reseller of the EMC product is in the low end of the CLARiiON space, CX120, the AX4 data domain is important asset that we have had some very recent and good success with. There is not an overlap from a NAS standpoint with EMC today, and so we think there’s plenty of clear water for us to continue to work together, and that’s absolutely our intention to do just that.

Keith Bachman:	OK. If I could just ask a follow-up then, on the EqualLogic and the 3PAR side, you have essentially an outsource manufacturing supply chain. Are you content with that arrangement?

Steve Schuckenbrock:	On the EqualLogic side?

Keith Bachman:	Yes, on both EqualLogic and 3PAR, essentially you’re outsourcing the manufacturing side of those systems. Is that a relationship or supply chain that you think is optimized for Dell?

Dell Incorporated
Moderator: Robert Williams
08-16-10/7:15 a.m. CT
Confirmation # 93778141

Steve Schuckenbrock:	Well, I’m not going to comment on the 3PAR side, but on the EqualLogic side, we have — you know, when we acquired EqualLogic, it was just around $100 million in revenue. And we have worked very hard to supplement the supply chain to today where we are now supporting over $800 million annual run rate, and we have a supply chain that we feel that will scale well beyond that, so we’re quite pleased.

Keith Bachman:	OK, thanks very much.

David Scott:	And, Keith — it’s David Scott.

Keith Bachman:	Hey, David.

David Scott:	I just want to clarify — hi, Keith — we do all of our own kind of final manufacturing, customer configuration test in house today.

Keith Bachman:	OK, fair enough. Thanks very much.

Operator:	Your next question comes from the line of Brian Alexander with Raymond James.

Brian Alexander:	Thanks, good morning. Just touching on the valuation, clearly a huge premium. I’m just wondering if you could talk about how you arrived at the price and what your valuation methodology was and what assumptions are you making about growth here. Did we assume a similar trajectory of EqualLogic, which I think has grown six or seven times since you bought it? Or should this actually be a steeper ramp, because it’s more large enterprise focused? Thanks.

Rob Williams:	Yes, thanks, Brian. I’ll take that. I’ll ask Dave to comment, as well, if he has some insight.

A couple of things I’d want to point out. First of all, you know, we’re really pleased with the technology proposition and the IP, both across the hardware, as well as the storage software and the storage stack, so it’s a really great combination. We think that the multi-tenant platform, you know, that 3PAR brings is really unique from a hardware and a software standpoint that’s

Dell Incorporated
Moderator: Robert Williams
08-16-10/7:15 a.m. CT
Confirmation # 93778141

unmatched in its ability to perform in scale. So we’re absolutely excited about that.

If you look at — again, if you look at 3PAR, they’ve got 65 percent gross margins, which is, you know, greater than other leading storage providers and consistent with the higher-margin storage offerings that we’ve added to our business over the last couple of years. When we acquired EqualLogic, it was on roughly $125 million run rate. It’s now approaching at over $800 million. 3PAR is about twice that.

So we’re not going to project how quickly we can grow that, but clearly we think that there’s a big opportunity to grow that business fairly rapidly as we integrate it into our product portfolio.

And as Brad pointed out, if you look across the entire stack top to bottom, we really have a broad and rich portfolio of offerings now, and we’re really focused on customer choice.

So, that’s kind of how we think about this from a valuation standpoint. We just think it’s a fantastic asset and a fantastic technology proposition for our customers. And, I asked Dave to comment, if you’d like to comment, Dave.

Dave Johnson:	Just really to reaffirm your comments, Rob, which we see this as a very unique asset with differentiated technology, then when combined with Dell’s distribution and brand, will deliver the type of returns to our shareholders that will be very good.

Brian Alexander:	OK. Maybe just a follow-up. Maybe take the opportunity to talk about how your current enterprise sales force is organized, Rob, and in terms of a generalist versus a specialist sales model. How do you go to market with enterprise server and storage solutions? And talk about the approach of integrating 3PAR.

Steve Schuckenbrock:	Rob, would you like me to take that?

Rob Williams:	Absolutely.

Dell Incorporated
Moderator: Robert Williams
08-16-10/7:15 a.m. CT
Confirmation # 93778141

Steve Schuckenbrock:	Yes, this is Steve Schuckenbrock. The sales force is organized with a combination of account coverage skill sets, account relationship skill sets, if you will, and a set of product specialists that are brought in more on an opportunities-type basis. That’s the Dell footprint.

David and his team are organized similarly with an account coverage model, an AE, and then an SE, who works very closely with their counterpart, and brings the technical capability to bear, both pre- and post-sales.

We intend to have a dedicated, focused storage specialist organization that works across the entire storage line-up and works hand in hand with the AE community across Dell. We — as David alluded to earlier — see tremendous opportunity for new acquisition-type accounts, great competitive opportunities with HP and with IBM, and we also see a terrific opportunity to expand through that model globally, as the penetration outside of the U.S. is relatively small at this point in time.

Brian Alexander:	OK, great. Thank you very much.

Operator:	Your next question comes from the line of Toni Sacconaghi with Sanford Bernstein.

Toni Sacconaghi:	Yes, thank you. You commented on the accretive nature of margins, but I presume that’s a gross margin statement that — given that operating margins are kind of around zero right now for 3PAR, can you comment on your expectation for when, from an operating margin perspective, we should be thinking about 3PAR being accretive to your enterprise or storage margins? And perhaps you can comment on the evolution of EqualLogic’s operating — not gross — operating margins? And I have a follow-up, please.

Rob Williams:	Sure. Thanks, Toni. Let me take that, and then again I’d ask Dave to comment, if he’d like.

So, first of all, I think if you look at historically what 3PAR has done in terms of their investments in IP, in R&D, in customer relationships, et cetera, they’ve really been in a mode of putting, you know, all of those pieces in place and making sure that they make all of those investments upfront.

Dell Incorporated
Moderator: Robert Williams
08-16-10/7:15 a.m. CT
Confirmation # 93778141

And so I don’t think their focus has been necessarily on getting to operating margins at a particular point in time or particular operating margin at a particular point in time. We actually like that. We’ve learned from, you know, our work with EqualLogic, and we’ve made significant investments in their IP over time. And we found that, by making those investments, it pays off over the long run, in terms of better operating margin performance in the long run.

So we absolutely believe that as we integrate the acquisition and we integrate the technology into the portfolio and, more importantly, as we scale this with Dell’s global reach and customer reach and breadth, that we believe that we can absolutely generate very accretive operating margins over time.

We’re not going to lay out that outlook, if you will, at this particular juncture. I think there may be a time in the future when it might be more appropriate for us to talk a little bit about our total storage portfolio and our enterprise portfolio. And as you know, we have talked about that a little bit at our analyst meeting back in June.

So, you know, that’s the plan. You know, once we get the acquisition done and we begin really in earnest the integration work, we absolutely think that we can scale this thing very, very quickly and we’re going to stay committed to the R&D investments and the technology investments and the customer investments.

Steve and/or Dave, happy to let you guys comment on that, as well.

Dave Johnson:	I agree again with all your comments, Rob.

And, Toni, this is all about scale, as you know. 3PAR has lacked the scale, and so they’ve always invested in their development and sales up to the maximum level they could, while trying to remain marginally profitable. We believe with the distribution and brand capability, we’ll rapidly get to the type of scale that we can get accretive operating margins and are projecting that in our fiscal year ‘12 that that will indeed be the case.

Dell Incorporated
Moderator: Robert Williams
08-16-10/7:15 a.m. CT
Confirmation # 93778141

Toni Sacconaghi:	OK. I just wanted to clear that — you’re projecting that it’s going to be accretive to the company overall, but if given the low returns on cash, if operating margins were very low, that could still be the case. So are you actually predicting it’s going to be accretive to enterprise or storage margins? Or is that just a company statement? Because I think I asked a different question than that.

Rob Williams:	Yes, I mean, Toni, it’s a company statement. It’s — you know, and we’re happy to have a deeper discussion about this once we move past the integration, you know, past the close of the transaction, and we can have some deeper discussions.

I think we’ve been pretty clear about the profitability of EqualLogic. We haven’t necessarily given, you know, specific numbers, but that business has generated very strong operating margins. As you know, even in an environment where our storage business was declining as a result of a very difficult commercial environment, our operating margin dollars were actually increasing, so I think that speaks to, you know, what we’ve been doing within our storage portfolio over the course of the last four or five quarters.

And, again, we don’t want to get in a situation here of giving an outlook or a forecast down at the storage level, but we have given you guys a lot of flavor around what we’ve been able to accomplish in that business over time. So I think we better kind of stop on that discussion.

Toni Sacconaghi:	OK. And then if I could follow up with just a question around distribution, I realize 3PAR — especially given its high-end model — is largely direct. I think EqualLogic was actually sold through a lot of resellers at the time that you bought it. Can you comment on how EqualLogic’s distribution has evolved? Has it become a lot more direct? And given that you have 20 percent or 30 percent indirect right now with 3PAR, do you expect that percentage to change going forward?

Steve Schuckenbrock:	This is Steve. Our EqualLogic business is still a very good combination between direct and indirect. And, you know, if you look across the Public and

Dell Incorporated
Moderator: Robert Williams
08-16-10/7:15 a.m. CT
Confirmation # 93778141

SMB business, particularly, the indirect component of EqualLogic is very, very high,, or I should say, relatively well balanced with the direct component.

It’s a little smaller as a percentage inside of LE, where we’ve got a much more significant direct component to the sales of EqualLogic.

With regard to 3PAR, we intend to maintain the channel relationships and expand them and leverage some of the EqualLogic channel in doing so. It’s very interesting, Toni, in that there’s a number of resellers that are very strong in Large Enterprise that have been looking for, you know, the higher-end storage solutions from us, and we think 3PAR certainly opens those doors to us in a way that EqualLogic just wasn’t penetrating to the very, very — you know, to the very high end that a lot of these resellers play in.

So we intend to support both the direct model and the indirect, although I think it’s certainly, to your specific question, expected that the percentage will become more and more direct on a percentage basis. But on a volume basis, we think the indirect will grow very well.

Toni Sacconaghi:	Thank you.

Operator:	We’ll now take our final question from the line of Katy Huberty with Morgan Stanley.

Katy Huberty:	Yes, thank you. And congrats, everybody, on the deal. Rob, you pointed out that the revenue run rate for Dell’s storage is lower today than — at least slightly lower today than when you bought EqualLogic. Are you willing to accept the same trend in that you’re OK if you were to lose some of the lower margin EMC business, as long as the profit growth is significant enough post this deal? Could we see a similar trend where revenues may be flat to down, but profits are up significantly, and that would be measured as a successful deal?

Rob Williams:	Well, you know, I think it’s important to just take a step back here and remember that we’ve gone through probably the most challenging commercial demand cycle probably in the history of IT over the last 24 months or so. So, and Steve can comment to this, as well. Even our Large Enterprise business

Dell Incorporated
Moderator: Robert Williams
08-16-10/7:15 a.m. CT
Confirmation # 93778141

has not returned to some of the pre levels, in other words, where we were prior to the dip and demand for commercial.

So I think you have to look at what the key driver is to overall demand and keep that in mind when you have any discussion about this.

Now, kind of to get more specific to your question, again, we’re absolutely committed to a broad enterprise solutions portfolio. As you guys know, through the combination of a number of different assets that we’ve been working on both internally, as well as through acquisitions, we’ve really assembled a pretty broad portfolio. And this just fits really nicely into that portfolio.

There’s no question that operating income dollars are most closely correlated with value creation over time, operating income dollar growth. We are absolutely focused on growing our operating income dollars. That’s the primary focus of the company. We think it’s most highly correlated with cash flow generation, and we think that’s absolutely the right thing to do for shareholders and in the best interest of everyone involved.

So that’s going to be the focus going forward. You know, again, I don’t want to get into a discussion around the possibilities around specific lines of business and the growth rates of specific lines of business, other than to just say it’s operating income dollars that’s the focus.

And I’d just ask Brad or Steve or Dave to comment if they’d like to, as well.

Steve Schuckenbrock:	Rob, I think you summed it up fine. You know, Katy, the only thing I would add is, you know, the storage business in itself, yes, it’s been a pretty difficult commercial environment for the last couple of years, but in addition to that, we specifically de-emphasized those products that were simply getting very low reseller margins and began to take them out of the portfolio. Symmetrix was referenced before.

Katy Huberty:	Yes.

Dell Incorporated
Moderator: Robert Williams
08-16-10/7:15 a.m. CT
Confirmation # 93778141

Steve Schuckenbrock:	And yet those products that we get a really reasonable return on, even in a reseller model, we continue to emphasize. And I think that was the same pattern you should expect from us going forward, where we maximize (inaudible) dollars and maximize margins in this business. And we do think we now have very, very good growth platforms, as well.

Katy Huberty:	And just as a quick follow-up, are your revenue synergy assumptions entirely focused on, you know, new channels and new customers to bring the 3PAR products into? Or are there also 3PAR customers that you think you can sell more Dell product into?

Rob Williams:	It’s a combination thereof.

Katy Huberty:	OK, got it. Thank you.

Rob Williams:	OK. Great. Thanks, Katy.

And thanks to everyone for participating today. In closing, we’re extremely excited about this combination. 3PAR brings great storage IP and data center relationships, more than $200 million in run rate revenue, 65 percent gross margins, and, combined with Dell’s global reach and scale, creates a fantastic combination that we believe that we can take the customer.

So we look forward to talking to you in much greater detail after the close of the transaction. And, again, thanks for joining us today.

Operator:	This concludes today’s conference call. We appreciate your participation. You may disconnect at this time.
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